UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CRESUD SOCIEDAD ANÓNIMA COMERCIAL INMOBILIARIA FINANCIERA y AGROPECUARIA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

226406106

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Andrés Moncayo

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

June 30, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 226406106	Page 2 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 105,729,225
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 105,729,225
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,729,225
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 226406106	Page 3 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 105,729,225
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 105,729,225
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,729,225
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 4 of 41 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC –OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 105,729,225
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 105,729,225
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,729,225
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 226406106	Page 5 of 41 Pages

AMENDMENT No. 4 TO SCHEDULE 13D

This Amendment No. 4 Schedule 13D (“Amendment No. 4”) amends and restates Items 3, 4, 5 and 6 and supplements Item 7 of the Schedule 13D filed by Cresud with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 4 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 226406106	Page 6 of 41 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Cresud Common Stock beneficially owned by the Reporting Persons is composed of (i) 46,859,284 shares and (ii) 14,947,078 Units. The Units may be converted into 29,434,970 shares of Cresud Common Stock and have the right to purchase 14,947,078 Warrants. In addition, the Warrants are exercisable on the last day of the fiscal quarter following such conversion and give the Reporting Persons the right to buy 29,434,971 shares of Cresud Common Stock at an exercise price of US$0.60936 per share representing a total amount of US$17,936,493.93.

The funds used to purchase initially the Cresud Common Stock were derived from IFISA’s working capital, a loan agreement subscribed with Credit Suisse International and a capital contribution received from IFIS, IFISA’s principal shareholder, which owns directly 99.975 % of IFISA and Consultores Venture Capital Limited owns the remaining 0.025% of IFISA. Consultores Venture Capital Limited is a Cayman Islands company controlled by E. Elsztain with an 85% ownership.

Item 4.	Purpose of Transaction

On June 22, 2006, the equivalent of 11,876,600 shares of Cresud Common Stock were credited as a consequence that IFISA exercised 6,030,947 Warrants, at a price of US$0.60936 per share. The total amount of the transaction was US$7,236,423.63.

E. Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud and IRSA. E. Elsztain is the beneficial owner of 43.7% of the shares of IFIS. E. Elsztain owns directly 24.3% of IFIS and indirectly 19.4%; 2.5% through Consultores Venture Capital Uruguay (formerly known as Duriland S.A.), a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, an Isle of Man limited liability company. IFIS owns 99.975% of IFISA and Consultores Venture Capital Limited own the remaining 0.025%. E. Elsztain owns 85.0% of Consultores Venture Capital Limited, a company incorporated in the Cayman Islands. By virtue of their beneficial ownership of IFISA, IFIS and E. Elsztain are beneficial owners of all the shares of Cresud Common Stock held for the account of IFISA, which represents 37.5% of the fully total shares of Cresud Common Stock on a fully diluted basis.

Subject to, among other things, availability at prices deemed favorable, the Reporting Persons may purchase additional Units (as defined herein), Notes (as defined herein), Warrants (as defined herein) and/or shares of Cresud Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

Except as described above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A previously filed, has any present plans or intentions that could result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

(a) As of June 30, 2006, assuming the full conversion of Cresud’s Notes and Warrants owned by the Reporting Persons as described in Item 6, IFISA would own 105,729,225 shares of Cresud Common Stock, representing 37.5% on a fully diluted basis.

SCHEDULE 13D

CUSIP No. 226406106	Page 7 of 41 Pages

The following is a detailed description of the Reporting Persons’ beneficial ownership and their relationship with Cresud:

(i) E. Elsztain by virtue of his position and voting power of IFIS may be deemed to beneficially own 43.7% of the shares of IFISA. E. Elsztain owns directly 24.3% of the equity of IFIS and indirectly 2.5% through Consultores Venture Capital Uruguay (formerly known as Duriland S.A.), a corporation organized under the laws of the Republic of Uruguay, and 16.9% through Dolphin Fund plc, a limited liability company incorporated in the Isle of Man. IFIS owns 99.975% of the equity of IFISA. Therefore, E. Elsztain may be deemed to be the beneficial owner of 43.7% of the issued and outstanding shares of common stock of IFISA, which in turn owns, on a fully diluted basis, approximately 37.5% of the issued and outstanding shares of Cresud and approximately 2.3% of the issued and outstanding shares of IRSA. In addition, Cresud owns, on a fully diluted basis, 34.3% of the issued and outstanding shares of IRSA. Finally, IRSA owns, on a fully diluted basis, 65.1% of the issued and outstanding shares of APSA.

(ii) IFIS, as direct owner of 99.975% of the shares of IFISA, would be the beneficial owner of all the shares of Cresud Common Stock held for its account, which is 37.5%.

(iii) IFISA would be the direct owner of 105,729,225 shares of Cresud Common Stock representing approximately 37.8% of the Cresud Common Stock that would be outstanding if no other holder were to convert any Notes or exercise any Warrants.

Given the foregoing, E. Elsztain, IFIS and IFISA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

1. 105,729,225 of the issued and outstanding shares of Cresud, representing 37.5% of all outstanding shares of Cresud.

E. Elsztain, IFIS, IFISA and Cresud may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

2. 216,266,900 of the issued and outstanding shares of IRSA, representing 37.4% of all outstanding shares of IRSA.

E. Elsztain, IFIS, IFISA, Cresud and IRSA may be deemed to be the beneficial owners of the following shares, in each case, on a fully diluted basis:

3. 146,065,341 of the issued and outstanding shares of APSA, representing 65.1% of all outstanding shares of APSA.

As of June 30, 2006, assuming full conversion by the Reporting Persons of Cresud’s Notes and exercise of Cresud’s Warrants included in the Units owned by IFISA as discussed in Item 6, and assuming further that none of other Cresud’s shareholders convert their Notes, the Reporting Persons would control 37.8% of the outstanding shares Cresud Common Stock. Assuming the full conversion by the Reporting Persons of Cresud’s Notes and exercise of the Warrants included in the Units owned by IFISA as well as other Cresud’s shareholders, the Reporting Persons would control 37.5% of Cresud Common Stock.

(iv) Except as set forth from Paragraph (i) to (iii) of this Item 5(a), to the best knowledge of the Reporting Persons, none of the Reporting Persons beneficially own any shares of the Alto Palermo Common Stock.

(b) Item 5(a) is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 226406106	Page 8 of 41 Pages

(c) Transactions by the Reporting Persons or persons named in Schedule A previously filed in Cresud Common Stock that were effected from the last filing dated as of May 11, 2006 to June 30, 2006 are listed on Annex I, which is incorporated herein by reference.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Prospectus (the “Prospectus”), dated October 11, 2002, contained in Cresud’s Registration Statement on Form F-3 No. 333-90476, filed with the Securities and Exchange Commission on June 14, 2002, Cresud offered (the “Offering”) rights to subscribe for an aggregate amount of 50,0000,000 Units (“Units”), each consisting of US$1.00 principal amount of Cresud’s 8% Convertible Notes due 2007 (each, a “Note”) and one non-detachable warrant (each, a “Warrant”) to purchase shares of Cresud Common Stock, for an aggregate amount of US$50,000,000. All information included in this Schedule 13D pertaining to the Offering, Units, Notes and Warrants is based on information provided in the Prospectus, the indenture governing the Notes and the warrant agreement governing the Warrants.

After December 13, 2002, holders of the Notes may convert, subject to certain conditions, such Notes into shares of Cresud Common Stock at a conversion price of US$0.5078 per share. The initial conversion price of the Notes is subject to adjustment as described in the Prospectus. The Notes mature on November 14, 2007. Each Warrant is exercisable only if the Note to which such Warrant is attached has been converted, and such Warrant is exercisable on the last day of each quarter following such conversion until expiration of the Warrants on November 14, 2007. Each Warrant entitles the holder to purchase such number of shares of Cresud Common Stock equal to the number of shares for which the attached Note was converted. The exercise price for the Warrants is US$0.6093 per share of Cresud Common Stock. Neither the Notes nor the Warrants are separately transferable until, in each case, the Note to which a Warrant is attached is converted.

As described in the Prospectus, pursuant to Argentine law and Cresud’s bylaws, Cresud was required to first offer the subscription rights contained in the Prospectus to all of Cresud’s existing holders of shares or ADSs. The subscription period for such holders expired on November 13, 2002. Thereafter, Cresud was permitted to sell any unsubscribed Units to third parties. On November 20, 2002 (the “Issuance Date”), the Reporting Persons purchased 23,848,296 Units for an aggregate purchase price of US$23,848,296. In addition, from December 2002 until April 2004 the Reporting Persons purchased 389,234 Units for an aggregate purchase price of US$720,791.01 and sold 284,505 Units for an aggregate selling price of US$335,490.40. Such Units became convertible (in the case of the Notes) commencing on December 14, 2002 and the Warrants are exercisable on the last day of the fiscal quarter following such conversion. On October 19, 2005, 2,982,384 Units were converted into 5,873,146 shares and 2,982,384 Warrants were added to the portfolio. In January 2006, IFIS distributed 2,975,000 Units to shareholders. On May 2, 2006, 3,475,000 Units were converted into 6,843,230 shares and 3,475, 000 Warrants were added to the portfolio. Therefore, the Reporting Persons exercised it rights of its 6,030,947 Warrants and 11.876,600 shares of Cresud Common Stock were credited on June 22, 2006. As of June 30, 2006, the remaining Units amounted to 14,947,078, which may be converted into an amount of 29,583,513 shares of Cresud Common Stock (assuming all Notes are converted) and have the right to purchase 14,947,078 Warrants. Total Warrants owned by the Reporting Persons give the right to purchase 29,434,971 shares. Total shares resulting from the conversion of the Units and the exercise of the Warrants give the Reporting Persons a total of 58,869,942 shares representing a 20.9% equity interest in Cresud on a fully diluted basis. In the case that IFISA decided to exercise the Warrants, IFISA will have to pay an exercise price of US$0.60936 for each Warrant representing a total amount of US$17,936,493.93. Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of Cresud to which the Reporting Persons is a party.

SCHEDULE 13D

CUSIP No. 226406106	Page 9 of 41 Pages

On May 2, 2006 IFISA, subscribed a loan agreement with Credit Suisse International in order to, among other, exercise 6,030,947 Warrants, as mentioned above. As a result, the equivalent of 6,500,000 shares of Cresud Common Stock was given as collateral. Notwithstanding the aforementioned agreement, IFISA maintains ownership of the shares given as collateral, and is entitled to exercise its voting rights. This agreement will be due on September 19, 2007.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Copy of the confirmation letter executed between IFISA and Credit Suisse International dated as of May 2, 2006.

SCHEDULE 13D

CUSIP No. 226406106	Page 10 of 41 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in shares that were effected from the last filing dated as of May 11, 2006 to June 30, 2006

Annex 1

IFISA’s transactions in Cresud

Transaction Type	Trade Date	Amount of ADRs	Price per ADR	Place
Buy	6/13/2006	101,500	$12.06	Nasdaq
Buy	6/13/2006	10,000	$12.30	Nasdaq
Buy	6/14/2006	104,300	$12.41	Nasdaq
Buy	6/14/2006	2,000	$12.40	Nasdaq
Buy	6/14/2006	3,000	$12.40	Nasdaq
Sell	6/29/2006	27,910	$13.58	Nasdaq
Sell	6/30/2006	16,289	$13.53	Nasdaq
Sell	6/30/2006	5,000	$13.53	Nasdaq

IFISA’s transactions in Cresud

Transaction Type	Trade Date	Amount of shares	Price per Share	Place
Sell	6/30/2006	26,739	Ps.4.16	Buenos Aires Stock Exchange

SCHEDULE 13D

CUSIP No. 226406106	Page 11 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: June 30, 2006

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain

SCHEDULE 13D

CUSIP No. 226406106	Page 12 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: June 30, 2006

IFIS Limited

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D

CUSIP No. 226406106	Page 13 of 41 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED June 30, 2006

Inversiones Financieras del Sur S.A.

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board

SCHEDULE 13D

CUSIP No. 226406106	Page 14 of 41 Pages

EXHIBIT 1

CREDIT SUISSE INTERNATIONAL

One Cabot Square, London E14 4QJ	Telephone 0207 888 2000

EXECUTION COPY

Inversiones Financieras del Sur S.A.

Zabala 1422 - Montevideo - Uruguay

Fax: 5411 4323 7591

Attention: Yael Malik

Dear Sirs:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the “Definitions”) (as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between those definitions and provisions and this Confirmation, this Confirmation will govern. References herein to a “Transaction” shall be deemed to be references to a “Swap Transaction” for the purposes of the Definitions.

Until you and we duly execute and deliver an ISDA Master Agreement together with a Schedule thereto (the “Agreement-to-be-Executed”), this Confirmation shall supplement, form a part of, and be subject to a 1992 ISDA Master Agreement, as if, on the Trade Date of this Transaction, you and we had executed a form of that agreement as published by the International Swaps and Derivatives Association, Inc. (without any Schedule thereto) supplemented by the terms set forth under Section 12 hereof (such agreement, together with such supplemental terms, the “Deemed Agreement”). Upon execution and delivery by you and us of the Agreement-to-be-Executed, this Confirmation shall supplement, form a part of, and be subject to such Agreement-to-be-Executed and in the event of any inconsistency between the Agreement-to-be-Executed and Section 12 of this Confirmation, the Agreement-to-be-Executed shall govern irrespective of any provision in Section 12 of this Confirmation to the contrary. Prior to such execution of the Agreement-to-be-Executed, any reference to “the Agreement” herein shall be a reference to the Deemed Agreement and after such execution shall be a reference to the Agreement-to-be-Executed.

You and we agree that, in consideration for entering into this Transaction, you and we have terminated the Transaction described in the Confirmation, dated September 19, 2005 and amended October 24, 2005, between us (the “Prior Transaction”) and that no payments or deliveries, other than those set forth herein, are due in connection with the Prior Transaction.

A subsidiary of CREDIT SUISSE	Registered Office as above. Regulated by the Financial Services Authority CREDIT SUISSE INTERNATIONAL is registered as unlimited in England under No. 2500199

SCHEDULE 13D

CUSIP No. 226406106	Page 15 of 41 Pages

The Agreement and each Confirmation thereunder will be governed by and construed in accordance with English law and each party hereby submits to the jurisdiction of the English Courts.

In this Confirmation “Party A” means Credit Suisse International, and “Party B” means Inversiones Financiera del Sur S.A.

1. General Terms

Trade Date:	2 May, 2006

Effective Date:	2 May, 2006

Termination Date:	19 September, 2007, subject to adjustment in accordance with the Following Business Day Convention; (the “Scheduled Termination Date”), provided, however, if on any date on which Party A determines that a Party A Disruption Event has occurred and delivers a written notice to Party B confirming that Party A is accelerating the Termination Date of this Transaction, then the Termination Date will be the date which is one (1) Business Days after the day Party A delivers such written notice to Party B.

Party A Disruption Event:	Any event (including, without limitation, an order, decree, instruction, or regulation is made or interpreted by a court or other judicial, administrative or governmental authority) as a result of which the Calculation Agent determines that Party A, or any Reference Holder, has not actually received any amount which was due and payable in accordance with the terms of the Reference Portfolio.

Notional Amount:	USD 22,000,000.

Reference Issuers:	Cresud S.A.C.I.F. & A or any successor thereto (“Cresud”); and Banco Hipotecario Sociedad Anónima or any successor thereto (“BHSA”)

SCHEDULE 13D

CUSIP No. 226406106	Page 16 of 41 Pages

Reference Convertible Bonds:	Interest-bearing bonds issued by Cresud maturing on 14 November 2007 (ISIN: US226406AB24) convertible under their own terms into ordinary shares of Cresud (ISIN: ARP331091024) (“Reference Cresud Shares”) and warrants for Reference Cresud Shares (“Reference Cresud Warrants”).

Reference Cresud ADRs:	The American depositary receipts issued by The Bank of New York pursuant to the deposit agreement, dated as of March 18, 1997, between Cresud, The Bank of New York (the “Depositary”) and all owners and holders from time to time of the Reference Cresud ADRs.

If the American depositary receipt program pursuant to which the Reference Cresud ADRs are issued is terminated for any reason, all references herein to Reference Cresud ADRs will be deemed to be references to Reference Cresud Shares, converted at a ratio equal to the ADR Conversion Factor as of the last Business Day prior to the termination of such depositary receipt program.

Reference BHSA Shares:	Ordinary shares of BHSA (ISIN ARBHIP010161).

Reference BHSA ADSs:	The American depositary shares issued by The Bank of New York pursuant to the deposit agreement, dated as of [ ], between BHSA, the Depositary and all owners and holders from time to time of the Reference BHSA ADSs.

If the American depositary shares program pursuant to which the Reference BHSA ADSs are issued is terminated for any reason, all references herein to Reference BHSA ADSs will be deemed to be references to Reference BHSA Shares, converted at a ratio equal to the ADS Conversion Factor as of the last Business Day prior to the termination of such depositary receipt program.

Reference Portfolio:

On the Trade Date, USD 10,000,000 face amount of Reference Convertible Bonds and 650,000 Reference Cresud ADRs (the “Initial Portfolio”); and following the Interim Exchange Date, the Initial Portfolio plus 2,650,000 Reference BHSA ADSs.

Notwithstanding the foregoing, any such Transferred Securities transferred pursuant to Section 15 below, will not form part of the Reference Portfolio from and including the date such transfer is effected.

SCHEDULE 13D

CUSIP No. 226406106	Page 17 of 41 Pages

Except as otherwise described above, if any assets (“Original Assets”) in the Reference Portfolio described above are redeemed, converted or otherwise transformed in any manner (whether by amendment, exchange or otherwise) into other obligations, instruments or assets, such other obligations, instruments or assets shall replace the Original Assets for purposes of this Transaction.

The parties acknowledge that, during she term of this Transaction, Party A will not be required to directly hold any components of the Reference Portfolio, except as may be necessary for it to comply with its obligations under Section 15 hereunder.

Reference Portfolio Value:	As of any date, the sum of:

1.      The product of (A) the USD principal amount of Reference Convertible Bonds in the Reference Portfolio as of such date divided by USD 1,000, (B) the sum of (i) the Conversion Ratio multiplied by the Reference Cresud Share Price as of such date and (ii) the Conversion Ratio multiplied by the greater of (x) zero and (y) (I) the Reference Cresud Share Price as of such date minus (II) the Warrant Exercise Price; and

2.      the product of (A) the ADR Conversion Factor; (B) the sum of (i) the number of Reference Cresud ADRs in the Reference Portfolio as of such date and (ii) the number of Reference Cresud ADRs which are part of the Transferred Securities as of such date and (C) the Reference Cresud Share Price as of such date.

each as determined by the Calculation Agent in a commercially reasonable manner.

Reference Cresud Share Price:	As of any date, the closing price on such date for the Reference Cresud ADRs, divided by the ADR Conversion Factor; provided, however, that if on such date a closing price for the Reference Cresud ADRs is not published on the NASDAQ National Market, the Calculation Agent shall determine the Reference Cresud Share Price in a commercially reasonable manner.

SCHEDULE 13D

CUSIP No. 226406106	Page 18 of 41 Pages

Reference BHSA Share Price:	As of any date, the closing price on such date for the Reference BHSA Share in the Buenos Aires Stock Exchange, divided by the Reference Foreign Exchange Rate; provided, however, that if on such date a closing price for the Reference BHSA Share is not published on the Buenos Aires Stock Exchange, the Calculation Agent shall determine the Reference BHSA Shares Price in a commercially reasonable manner.

SCHEDULE 13D

CUSIP No. 226406106	Page 19 of 41 Pages

Reference Foreign Exchange Rate:	For any date shall be the Argentine Peso/U.S. Dollar exchange rate (the “Spot Rate”) for such date and shall be determined by the Calculation Agent as the Argentine Peso/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Argentine Pesos per one U.S. Dollar, for the same day settlement as, published on EMTA’s web site (www.emta.org) (the “EMTA Industry Rate”) at approximately 1:00 p.m. (Buenos Aires time), or as soon thereafter as practicable, on such date (the EMTA Industry Rate is calculated pursuant to the EMTA ARS Industry Survey Methodology further described below). If it is impossible to obtain the EMTA Industry Rate on such date the Spot Rate will be determined on such day as being the EMTA ARS Indicative Survey Rate for such day. If such EMTA ARS Indicative Survey Rate is not published on such day the Calculation Agent will determine the Spot Rate in its absolute and sole discretion.

For the purposes hereof:

“EMTA ARS Industry Survey Methodology” as described above, means a methodology dated as of January 2, 2003 as amended from time to time, for centralized industry-wide survey of financial institutions in Buenos Aires that are active participants in the Argentine Peso/U.S. Dollar spot markets for the purpose of determining the EMTA ARS Industry Survey Rate.

“EMTA ARS Indicative Survey Rate” for such date means the Argentine Peso/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Argentine Pesos per one U.S. Dollar, for settlement on the same day, as published on EMTA’s web site (www.emta.org) at approximately 1:00 p.m. (Buenos Aires time), or as soon thereafter as practicable, on such date, such rate being calculated pursuant to the EMTA ARS Industry Survey Methodology (which means a methodology, dated as of January 2, 2003, as amended from time to time, for a centralised industry-wide survey of financial institutions in Buenos Aires that are active participants in the Argentine Peso/U.S. Dollar spot markets for the purpose of determining the EMTA ARS Industry Survey Rate).

SCHEDULE 13D

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Conversion Ratio:	As of any date of determination, the number of Reference Cresud Shares into which USD 1,000 principal amount of Reference Convertible Bonds may be converted, to be adjusted in accordance with the terms of the indenture or other governing instrument for the Reference Convertible Bonds. As of the Trade Date, the Conversion Ratio was 1,969.28.

Warrant Exercise Price:	As of any date of determination, an amount in USD equal to an amount that a holder of the Reference Cresud Warrants would be required to pay, as of such date, in order to exercise one Reference Warrant.

ADR Conversion Factor:	As of any date of determination, the number of Reference Cresud Shares that must be deposited with Depositary in exchange for one Reference Cresud ADR.

ADS Conversion Factor:	As of any date of determination, the number of Reference BHSA Shares that must be deposited with Depositary in exchange for one Reference BHSA ADS.

Upfront Amount	USD 52,500.

Calculation Agent:	Party A.

Business Days:	London and New York

Business Day Convention:	Following

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2. Initial Exchange

Party A Initial Exchange Amount:	The Notional Amount, minus USD 15,000,000, minus the Upfront Amount, plus USD 2,000,000 face amount of Reference Convertible Bonds, provided, however, that Party A shall have no obligation to pay such amount unless and until it has received the Reference Portfolio from Party B.

Party B Initial Exchange Amount:	On the Initial Exchange Date, Party B shall deliver 650,000 Reference Cresud ADRs to Party A.

Initial Exchange Date:	The Effective Date.

3. Interim Exchange

Party A Interim Exchange Amount:	None.

Party B Interim Exchange Amount:	On the Interim Exchange Date, Party B shall deliver 2,650,000 Reference BHSA ADSs to Party A.

Interim Exchange Date:	10 May 2006 (subject to adjustment in accordance with the Following Business Day Convention).

4. Party A Floating Amount

Party A Floating Amount:	An amount equal to the amount of any distributions (whether cash or non-cash) with respect to interest, principal or dividends that a Reference Holder of the Reference Portfolio actually receives, less any such distributions that are attributable to any Transferred Securities or other Account Property held in the Controlled Securities Account.

Party A Floating Amount Payment Dates:	Two (2) Business Days following the date that Party A receives confirmation that holders of the Reference Portfolio have received the relevant distribution in respect of the Reference Portfolio during the Term of this Transaction.

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5. Party B Floating Amounts

Party B Floating Rate Calculation Amount:	Notional Amount

Party B Floating Rate Payment Dates:	Quarterly, commencing on 19 June, 2006 throughout the Term of the Transaction, and, without duplication, the Termination Date, in each case subject to adjustment in accordance with the Following Business Day Convention.

Party B Floating Rate Option:	USD-LIBOR-BBA

Party B Spread:	Plus 6.8%

Designated Maturity:	3 month

Reset Dates:	The first day of each Party B Calculation Period

Party B Floating Rate Day Count Fraction:	Actual/360

Additional Party B Floating Amount:	In addition to the Party B Floating Amounts otherwise payable pursuant to this Transaction, Party B shall pay to Party A on 19 June, 2006 (subject to adjustment in accordance with the Following Business Day Convention), the Party B Floating Amount that would have been payable to Party A under the Prior Transaction, had the final Party B Floating Amount Calculation Period under the Prior Transaction ended on the Effective Date of this Transaction.

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6. Final Exchange

Party A Final Exchange Amount:	On the Final Exchange Date, Party A (i) shall deliver securities of the same type, nominal value, description and amount as the securities comprising the Reference Portfolio to Party B, excluding any Transferred Securities or other Account Property held in the Controlled Securities Account and (ii) deliver the securities comprising the Reference Cresud ADRs Margin Amount, if any, and the securities comprising the Reference BHSA ADSs Margin Amount, if any, to Party B; provided, however, that Party A shall have no obligation to make such deliveries unless and until it has received the Party B Final Exchange Amount.

Party B Final Exchange Amount:	Notional Amount, minus the Cash Margin Amount, if any, as of the Final Exchange Date

Final Exchange Date:	The Termination Date

7.	Settlement Terms:

(i)	Unless otherwise agreed, all cash paid hereunder shall be in immediately available freely convertible funds of the relevant currency.

(ii)	For the purpose of the delivery of the Reference Portfolio under the terms of this Transaction, subject to any applicable condition precedent, the Reference Portfolio will be delivered to the specified party on the specified date through The Depository Trust Company or any successor to or transferee of such clearance system (the “Clearance System”). The parties agree to use commercially reasonable efforts to arrange for settlement on a delivery versus payment basis. If the Clearance System ceases to clear any of the Reference Portfolio, the parties will negotiate in good faith to agree on another manner for delivery.

(iii)

If on a date on which a party is obliged to deliver the Reference Portfolio under the terms of this Transaction, there is an event beyond the control of the parties as a result of which any portion of Reference Portfolio cannot be cleared or transferred through the Clearance System (such event, a “Settlement Disruption Event”), then the obligation to deliver such Reference Portfolio (or the relevant component thereof, as applicable) shall be deferred to the first succeeding day on which delivery of such Reference Portfolio (or the relevant component thereof, as applicable) can take place through the Clearance System. provided that if a Settlement Disruption Event prevents delivery of such Reference Portfolio (or the relevant component thereof, as applicable) on each of the ten (10) Business Days immediately following the originally scheduled delivery date and such Reference

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Portfolio (or the relevant component thereof, as applicable) can be delivered in another customary commercially reasonable manner, then such Reference Portfolio (or the relevant component thereof, as applicable) shall be delivered using such other customary commercially reasonable manner of delivery as determined by the Calculation Agent.

8.	Additional Payments:

8.1	If on any Business Day during the Term of the Transaction, the Calculation Agent determines that the Exposure is greater than USD 250,000, Party B shall either pay or deliver to Party A, as the case may be, on the next succeeding Business Day (an “Additional Amount Payment Date”) an aggregate amount in U.S. Dollars, or if a Reference Cresud ADRs Price Event has not occurred, Reference Cresud ADRs, in either case having an aggregate Value on such Additional Amount Payment Date equal to such Exposure (rounded up to the nearest whole multiple of USD 100,000) (an “Additional Amount”).

For the avoidance of doubt upon the occurrence of and during the continuation of a Reference Cresud ADRs Price Event, Party B will not be able to deliver Reference Cresud ADRs in order to satisfy its obligations under this Section 8.1 from the date of the occurrence of such event until such time as such event is no longer continuing and as such will only be able to satisfy its obligations under this Section 8.1 by payment of U.S. Dollars us described above.

8.2	If on any Business Day during the Term of the Transaction, the Calculation Agent determines that the Exposure is negative (the absolute value of such negative amount being the “Margin Excess”) and its absolute value exceeds USD 250,000, upon the request of Party B, on the next succeeding Business Day following the date of receipt of such request (a “Reduction Amount Repayment Date”) Party A shall either pay or deliver, as the case may be, to Party B an amount in USD or an amount of Reference Cresud ADRs, in either case having an aggregate Value on such Reduction Amount Repayment Date (the “Reduction Amount”) equal to the Margin Excess rounded down to the nearest whole multiple of USD 100,000.

For the avoidance of doubt, Party A shall have no obligation to pay any additional amount under this Section 8.2 to the extent such payment or delivery would reduce the Cash Margin Amount or the Reference Cresud ADRs Margin Amount to less than zero.

8.3	For the purposes of this Section 8:

“Exposure” means, as of any Business Day, an amount determined by the Calculation Agent as equal to:

(a)	the Notional Amount; minus

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(b)	the sum of (i) the product of (A) the Reference Portfolio Value on that Business Day and (B) one minus the Haircut Level and (ii) the Cash Margin Amount, if any, on that Business Day and (iii) the Value of Reference Cresud ADRs Margin Amount, if any, on that Business Day.

“Cash Margin Amount” shall be zero on the Trade Date and thereafter (i) the Cash Margin Amount shall be increased by the sum of all Additional Amounts consisting of cash paid, with effect from, and including, each relevant Additional Amount Payment Date; (ii) the Cash Margin Amount shall be decreased by any Reduction Amount paid in cash, with effect from, and including, the relevant Reduction Amount Payment Date; and (iii) for each day that the Cash Margin Amount is an amount greater than zero the Margin Amount shall be increased by the application of daily compounding at the overnight Fed Funds rate set forth in H.15(519) on that date as determined by the Calculation Agent.

“Haircut Level” means 66.67%.

“Reference Cresud ADRs Margin Amount” shall be zero on the Trade Date and thereafter (i) the Reference Cresud ADRs Margin Amount shall be increased by the sum of all Additional Amounts delivered in the form of Reference Cresud ADRs, with effect from, and including, each relevant Additional Amount Payment Date; and (ii) the Reference Cresud ADRs Margin Amount shall be decreased by any Reduction Amount delivered in the form of Reference Cresud ADRs, with effect from, and including, the relevant Reduction Amount Payment Date.

“Reference Cresud ADRs Price Event” for any date means that the all in price of one Reference Cresud ADR (expressed in USD) on such date, as determined in any reasonable manner by the Calculation Agent, is less than USD 15.30.

“Value” means on any date:

(a)	with respect to US Dollars, the amount thereof; and

(b)	with respect to Reference Cresud ADRs transferred to Party A under this Section 8, the fair market value thereof (expressed in US Dollars) on such date as determined by reference to the Reference Cresud Share Price multiplied by 33.33%.

9.	Reference BHSA ADS Top-Up:

9.1

If on any Business Day during the Term of the Transaction that is at least ten (10) Business Days after the Initial Exchange, the Calculation Agent determines that the Reference BHSA Exposure is greater than USD 1,750,000, Party B shall either pay or deliver to Party A, as the case may be, on the next succeeding Business Day (a “Reference BHSA Payment Date”) an aggregate amount of Reference BHSA ADSs having an aggregate ADS Termination Value on such Reference BHSA Payment Date equal to such Reference BHSA Exposure

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(rounded up to the nearest whole multiple of USD 100,000) (a “Reference BHSA Additional Amount”).

9.2	If on any Business Day during the Term of the Transaction, the Calculation Agent determines that the Exposure is negative (the absolute value of such negative amount being the “Reference BHSA Excess”) and its absolute value exceeds USD 250,000, upon the request of Party B, on the next succeeding Business Day following the date of receipt of such request (a “Reference BHSA Reduction Amount Repayment Date”) Party A shall either deliver to Party B an amount of Reference BHSA ADSs having an aggregate ADS Termination Value on such Reference BHSA Reduction Amount Repayment Date (the “Reference BHSA Reduction Amount”) equal to the Reference BHSA Excess rounded down to the nearest whole multiple of USD 100,000.

For the avoidance of doubt, Party A shall have no obligation to deliver any Reference BHSA ADSs under this Section 9.2 to the extent such delivery would reduce the ADSs Value to less than USD 10,000,000.

9.3	For the purposes of this Section 9:

“Reference BHSA Exposure” means, as of any Business Day, an amount determined by the Calculation Agent as equal to:

(a)	USD 10,000,000; minus

(b)	The ADS Termination Value of the Reference BHSA ADSs transferred to Party A under this Section 9 and of the Reference BHSA ADSs in the Reference Portfolio and the Controlled Securities Account.

“Reference BHSA ADSs Margin Amount” shall be zero on the Trade Date and thereafter (i) the Reference BHSA ADSs Margin Amount shall be increased by the sum of all Additional Amounts delivered in the form of Reference BHSA ADSs, with effect from, and including, each relevant Additional Amount Payment Date; and (ii) the Reference BHSA ADSs Margin Amount shall be decreased by any Reduction Amount delivered in the form of Reference BHSA ADSs, with effect from, and including, the relevant Reduction Amount Payment Date.

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10.	Calculation of Market Quotation:

If both parties have performed their respective obligations under and in accordance with Section 2 (Initial Exchange) hereof and subsequently an Early Termination Date occurs or is designated with respect to this Transaction or the Agreement, for the purposes of determining the Settlement Amount under the Agreement, the Market Quotation for this Transaction shall be deemed (notwithstanding any provisions in the Agreement to the contrary) to be an amount, determined by the Calculation Agent in its sole discretion on or as soon as reasonably practicable after the relevant Early Termination Date, equal to:

(A) an amount in USD equal to the sum of (1) the present value as of the Early Termination Date of receiving the Notional Amount on the Scheduled Termination Date; (2) the present value as of the Early Termination Date of all remaining scheduled Party B Floating Amounts, for the period from, but excluding, the Early Termination Date to, and including, the Scheduled Termination Date (for each of (1) and (2), discounted at the relevant zero coupon rates determined by the Calculation Agent as of the Early Termination Date, by reference to the then prevailing US Dollar LIBOR and interest rate swap curves, on an “Actual/360” day count basis) and (3) any loss of bargain, cost of funding or, any cost incurred by Party A as a result of its terminating, liquidating, obtaining or re-establishing any hedge or related trading position: minus

(B) an amount in USD equal to the sum of the Reference Portfolio Termination Value as of the Early Termination Date plus the Cash Margin Amount held by Party A as of the Early Termination Date.

“Reference Portfolio Termination Value” means the market value of the Reference Portfolio, the Reference Cresud ADRs Margin Amount, and the Reference BHSA ADSs Margin Amount, as of any date determined with reference to:

(a)	in the case of non-equity securities that comprise part of the Reference Portfolio on any date, the arithmetic mean of the all-in bid prices (expressed as a percentage), on such date for the type of security requested by the Calculation Agent from four leading dealers in the relevant market, as selected by the Calculation Agent. For the purpose of making such requests, the Calculation Agent may, in its sole and absolute discretion (but, for the avoidance of doubt, shall never be obliged to): (i) request prices from a dealer from which the Calculation Agent and/or its Affiliates has requested or will contemporaneously request prices in connection with other notes, transactions or proprietary holdings unrelated to this Confirmation or otherwise; (ii) request prices from dealers either orally, by electronic messaging (including, without limitation, E-mail, Bloomberg or Reuters), by facsimile, courier or post; and (iii) rather than making separate requests for such all-in bid prices, for the purposes of this provision, rely on a request or requests which were made in connection with other notes, transactions or proprietary holdings or otherwise unrelated to this Confirmation (with each such request constituting a request hereunder for the purposes of this Confirmation). If fewer than three such prices are provided following such request, the Calculation Agent, in its sole discretion, shall determine such all-in bid prices.

(b)	the ADR Termination Value of the Reference Cresud ADRs in the Reference Portfolio and those delivered under Section 8.

(c)	the ADS Termination Value of the Reference BHSA ADSs in the Reference Portfolio and those delivered under Section 9.

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“ADR Termination Value” means in respect of the Reference Cresud ADRs on any date the value thereof calculated with reference to, for purposes of calculating Exposure (i) the Reference Cresud Share Price, provided, however, to the extent the American depositary receipt program pursuant to which such securities are issued is terminated for any reason, the closing price of the relevant local shares converted into USD using the then-current foreign exchange rate as determined by the Calculation Agent in its sole and absolute discretion and (ii) for purposes of determining Market Quotation, an amount determined by the Calculation Agent in its sole and absolute discretion equal to the amount that a Reference Holder would be able to realize in a sale of such securities in private transactions (which would occur at a discount to prices that would be obtained on the public market) or in the Argentine market at prices available there.

“ADS Termination Value” means in respect of the Reference BHSA ADSs on any date the value thereof calculated with reference to, (i) for purposes of calculating Reference BHSA Exposure, the Reference BHSA Share Price, provided, however, to the extent the American depositary receipt program pursuant to which such securities are issued is terminated for any reason, the closing price of the relevant local shares converted into USD using the then-current foreign exchange rate as determined by the Calculation Agent in its sole and absolute discretion and (ii) for purposes of determining Market Quotation, an amount determined by the Calculation Agent in its sole and absolute discretion equal to the amount that a Reference Holder would be able to realize in a sale of such securities in private transactions (which would occur at a discount to prices that would be obtained on the public market) or in the Argentine market at prices available there.

Notwithstanding anything to the contrary in the Agreement, the Calculation Agent shall make all determinations and calculations under this Section 10, and if the amount calculated herein is a positive number Party B will pay such amount to Party A; if it is a negative number Party A will pay the absolute value of such amount to Party B.

11.	Additional Representations, Warranties and Acknowledgements of Party B.

(a)	In addition to any other representations made (or deemed to be repeated) by Party B under the terms of the Agreement, Party B also represents and warrants to, and agrees with, Party A as follows:

(i)	that it is a sophisticated institution and has such knowledge and experience in financial and business matters and expertise in assessing credit risk, that it is capable of evaluating the merits, risks and suitability of entering into this Transaction and that it is relying exclusively on its own sources of information and credit analysis with respect to the Reference Issuers;

(ii)	that it fully understands this Transaction and the nature and extent of its exposure to risk of loss;

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(iii)	that it has entered into this Transaction as principal for its own account in the normal and ordinary course of its business and it is familiar with instruments having characteristics similar to those of this Transaction;

(iv)	that (A) neither Party A nor any of its Affiliates (as defined below) has provided it with any information or advice with respect to any Reference Issuer, (B) neither Party A nor any of its Affiliates has made or makes any representation as to the credit quality of any Reference Issuer, and (C) Party A and any of its Affiliates may have acquired, or during the Term of this Transaction may acquire, non-public information with respect to any Reference Issuer, which Party B agrees need not be provided to it;

(v)	that it acknowledges and agrees that in connection with this Transaction Party A has acted in the capacity of an arm’s-length contractual counterparty and not as party B’s financial advisor or fiduciary;

(vi)	that it has been given the opportunity to ask questions of and receive answers from, Party A concerning the terms and conditions of this Transaction and concerning the financial condition and business operations of Party A and has been given the opportunity to obtain such additional information necessary for it to evaluate the merits and risks of this Transaction to the extent that Party A possesses such information or can acquire it without unreasonable effort or expense;

(vii)	that it has determined, based upon its own independent review and such professional advice as it has deemed appropriate under the circumstances, that this Transaction (A) is fully consistent with its financial needs, objectives and condition, (B) complies and is fully consistent with all investment policies, guidelines and restrictions applicable to it, (C) complies and is fully consistent with all aspects of applicable Uruguayan and Argentine; laws, statutes and regulations, including, but not limited to, Federal Laws, statutes and regulations, and (D) is a fit, proper and suitable investment for it, notwithstanding the clear and substantial risks inherent in entering into this Transaction;

(viii)	that it has not relied on Party A or any of its Affiliates in connection with its determination as to the legality of its entering into this Transaction or as to the other matters referred to in sub-paragraph (vii) above;

(ix)	the execution, delivery and performance of any document or instrument delivered in connection with this Transaction are within the powers, have been duly authorized by all necessary action and do not contravene (A) the laws or statutes pursuant to which it is established; (B) any law, rule or regulation applicable to it; or (C) any restriction binding on or affecting it or its properties;

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(x)	it is not insolvent, or is unable to pay its debts, at the time of entering into this Transaction;

(xi)	it has discussed this Transaction, and the accounting treatment that it intends to accord this Transaction, with its independent external auditors and independent counsel;

(xii)	its independent external auditors have confirmed to it that such accounting treatment is appropriate and consistent with the relevant accounting principles in the jurisdiction (e.g. local GAAP);

(xiii)	its senior management is aware of the terms of this Transaction, is familiar with its purpose, and has approved this Transaction;

(xiv)	it has read and understood Party A’s Emerging Markets Risk Disclosure Statement;

(xv)	it acknowledges that an affiliate of Party A is involved in litigation in the Republic of Uruguay which may result in the issuance by a Uruguayan court of an attachment or other similar order covering property or assets of CSi or its affiliates in Uruguay; and

(xvi)	it will comply with all necessary local and SEC filings and financial reporting requirements, and such filings and financial reports will reflect Party B’s continuing exposure to the Reference Portfolio.

(b)	Party B hereby acknowledges that Party A and its Affiliates may have existing or future business relationships with one or more of the Reference Issuers (including, but not limited to, lending, depository, risk management, corporate advisory and banking relationships), and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for Party 8.

(c)	For the purposes of this paragraph, “Affiliates” means (i) any entity controlled. directly or indirectly, by Party A, (ii) any entity that controls, directly or indirectly, Party A, or (iii) any entity under common control with Party A (and for these purposes, “control” means ownership of a majority of the voting power of the entity or, as the case may be, Party A, and “controlled by” and “controls” shall be construed accordingly).

12.	Deemed Master Agreement Provisions:

The Deemed Master Agreement referenced in the second paragraph of Section 1 hereof shall be supplemented by the following terms:

(a)	Specified Entity. “Specified Entity” means “Affiliates” in relation to Party A and Party B for the purpose of the “Default under Specified Transaction” provision (Section 5(a)(v)).

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(b)	Specified Transaction. Specified Transaction will have the meaning specified in Section 14.

(c)	Cross Default. The “Cross Default” provision (Section 5(a)(vi)) as amended below will apply to Party A and Party B:

Specified Indebtedness: Instead of the definition in Section 14.

“Specified Indebtedness” shall mean any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) (a) in respect of borrowed money, and/or (b) in respect of any Specified Transaction (except that, for this purpose only, the words “and any other entity” shall be substituted for the words “and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party)” where they appear in the definition of Specified Transaction).

“Threshold Amount” means, with respect to Party A, the lesser of three percent (3%) of the shareholders’ equity of Party A, as shown in the most recent audited financial statements of Party A, the lesser of three percent (3%) of the shareholders’ equity of Party B, as shown in the most recent audited financial statements of Party B, or USD 5,000,000 (including the United States Dollar equivalent of obligations stated in any other currency or currency unit).

(d)	Credit Event Upon Merger. The “Credit Event Upon Merger” provision (Section 5(b)(iv)) will apply to Party A and Party B.

(e)	Automatic Early Termination. The “Automatic Early Termination” provision of Section 6(a) will not apply to Party A or to Party B.

(f)	Payments on Early Termination. For the purpose of Section 6(e), the Second Method and Market Quotation will apply.

(g)	Termination Currency. “Termination Currency” means United States Dollars.

(h)	Documents to be Delivered. Party A and Party B shall deliver evidence reasonably satisfactory to the other party as to the names, true signatures and authority of the officers or officials signing this Confirmation, upon execution of this Confirmation, Party B shall deliver a copy of its latest annual financial report, upon request by Party A.

(i)	Set-off. Without affecting the provisions of this Confirmation requiring the calculation of certain net payment amounts, all payments under this Confirmation will be

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made without set-off or counterclaim; provided, however, that upon the designation or deemed designation of any Early Termination Date, in addition to and not in limitation of any other right or remedy (including any right to set-off, counterclaim, or otherwise withhold payment) under applicable law:

The Non-defaulting Party or the party that is not the Affected Party (in either case, “X”) may, without prior notice to any person, set off any sum or obligation (whether or not arising under this Confirmation, whether matured or unmatured and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by the Defaulting Party or Affected Party (in either case, “Y”) to X or to any Affiliate of X, against any sum or obligation (whether or not arising under this Confirmation, whether matured or unmatured and irrespective of the currency, place of payment or booking office of the sum or obligation) owed by X or any Affiliate of X to Y, and, for this purpose, may convert one currency into another. If any sum or obligation is unascertained, X may in good faith estimate that sum or obligation and set off in respect of that estimate, subject to X or Y, as the case may be, accounting to the other party when such sum or obligation is ascertained.

Nothing in this Confirmation shall be effective or deemed to create any charge.

(j)	Recording of Conversation. Each party to this Agreement acknowledges and agrees to the tape recording of conversations between the parties to this Agreement whether by one or other or both of the parties and each party hereby consents to such recordings being used as evidence in Proceedings.

(k)	Credit Support Document. The term “Credit Support Document” shall mean the Securities Account Control Agreement (as defined in Section 15 below).

(l)	Process Agent. The Process Agent for Party B shall be Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX.

13.	Additional Termination Events.

Each of the following shall be an Additional Termination Event with this Transaction as the sole Affected Transaction and Party B as the sole Affected Party:

(a)	an order (including, without limitation, any attachment, “embargo”, “mandamiento de no innovar”, “medida cautelar” or other similar order, including without limitation any order of the type described in Section 11(a)(xv) above), decree, instruction, regulation is made or interpreted by a court or other judicial, administrative or governmental authority in respect of (a) Party A’s rights to receive payments or deliveries from Party B under this Transaction or (b) payments or deliveries to be made by Party B to Party A under this Transaction, such that either (a) or (b) results or may result in Party A (or any holder of the Reference Portfolio domiciled in the United Kingdom) not actually receiving payments or deliveries hereunder directly from Party B;

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(b)	Party A determines, based on publicly available information, that there has been or that there will be an announcement of a form of (a) restructuring (whether by amendment, exchange or otherwise) with respect to the Reference Portfolio or any Reference Issuer or (b) repudiation or moratorium (howsoever described) with respect to any security comprising the Reference Portfolio;

(c)	Party A determines, based on publicly available information, that the trading or clearing of any security comprising the Reference Portfolio is or will be suspended for any reason (including but not limited to the suspension of clearing of such security though the Clearance System);

(d)	the Reference Cresud Share Price falls below USD 1,105 (subject to adjustment to account for stock splits, reverse stock splits, or other similar adjustments occurring after the Trade Date, as determined by the Calculation Agent in a commercially reasonable manner);

(e)	Cresud issues a notice of redemption pursuant to Article 3 of the Indenture, dated as of November 21, 2002, as modified or supplemented, between Cresud, as Issuer, The Bank of New York, as Trustee, Registrar, Paying Agent, Conversion Agent and Unit Agent, and Banco Rio de la Plata S.A., as Co-Registrar and Co-Paying Agent and Representative of the Trustee in Argentina (the “Indenture”)

(f)	a “Change of Control,” as defined in the Indenture, occurs;

(g)	an “Event of Default,” as defined in Section 6.1 of the Indenture, occurs;

(h)	Party B elects to terminate the Transaction by providing three Business Days’ written notice to Party A;

(i)	Party B permits Cresud to create, assume or suffer to exist any lien on any of Cresud’s property now owned, except for liens granted in respect of this Transaction or such liens listed in Cresud’s audited financial statements dated as of December 31, 2005, in excess of USD 1,000,000 (or its equivalent in any other currency);

(j)

Party B permits Cresud to pay or distribute, directly or indirectly, whether in cash or other property or in obligations to any other person in excess of USD 5,000,000 for any calendar year: (1) any dividend or other distribution on its capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in Cresud’s capital stock or in options, warrants or other rights to acquire capital stock, (2) in respect of the purchase, acquisition, redemption, retirement, defeasance or other acquisition for value of any of its capital stock or any warrants, rights or options to acquire such capital stock, (3) in respect of the return of any capital to its stockholders as such, (4) in connection with any distribution or exchange of property in respect of its capital stock, warrants, rights, options, obligations or securities to or with its stockholders as such or (5) in return of any irrevocable equity contributions or in payment of interest other;

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(k)	The Asset Ratio falls below 3:1:

(l)	Party B fails to cause Cresud to provide to the Calculation Agent as soon as available but in no event 90 days after the last day of each fiscal year of Party B, a valuation performed by an independent third party acceptable to the Calculation Agent of the fair market value of the land and cattle owned by Party B;

(m)	Party B fails to cause Cresud to provide to the Calculation Agent as soon as available but in any event within 45 days after the end of each fiscal quarter and 70 days after the end of the fiscal year, a certificate of a Financial Officer certifying (i) as to whether an event of default or default has occurred and (ii) the Asset Ratio; or

(n)	The confirmation executed on May 2, 2006 between Party A and Cresud is terminated for any reason.

For the purposes of this provision 13:

“Asset Ratio” means, as of any Business Day, a number determined by the Calculation Agent as equal to:

(a)	the sum expressed in USD of (i) the fair market value of all the land and unencumbered inventory owned by Cresud on that Business Day as determined by an independent third party acceptable to the Calculation Agent in good faith and commercially reasonable manner and (ii) the cash, banks position and 30-day short term deposits in its most recent audited financial statements; divided by

(b)	the aggregate outstanding principal amount of Debt of Cresud.

“Debt” means, with respect to Cresud (determined without duplication): (1) all indebtedness of Cresud for borrowed money, (2) all obligations of Cresud for the deferred purchase price of property (other than trade payables (whether payable to affiliates or other third parties) incurred in the ordinary course of Cresud’s business, but only if and for so long as such trade payables remain payable on customary trade terms, and accrued expenses incurred in the ordinary course of business), including obligations of Cresud created or arising under any conditional sale or other title retention agreement with respect to property acquired by Cresud, (3) all obligations of such Cresud evidenced by notes, bonds, debentures or other similar documents, (4) all obligations, contingent or otherwise, of Cresud in connection with any securitization of any products, receivables or other property, (5) all capital lease obligations and similar obligations under “synthetic leases” of Cresud, (6) all obligations, contingent or otherwise, of Cresud in respect of acceptances, letters of credit, financial guaranty insurance policies or similar extensions of credit (excluding any such obligations supporting trade payables to the extent excluded from clause (b)), (7) all obligations of

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CUSIP No. 226406106	Page 35 of 41 Pages

Cresud to redeem, retire, defease or otherwise make any payment in respect of any capital stock, (8) all net obligations of Cresud in respect of any interest rate, commodity price or currency protection agreement or any commodity price, interest rate or currency swap, cap or collar agreement or similar arrangement, or any other derivative arrangement, entered into by such Person providing for the transfer or mitigation of commodity price, interest rate or currency risks either generally or under specific contingencies (but without regard to any notional principal amount relating thereto), (9) all debt of other persons referred to in clauses (1) through (8) or clause (10) that is guaranteed by Cresud and (j) all debt referred to in clauses (1) through (9) secured by (or for which the holder of such debt has an existing right, contingent or otherwise, to be secured by) any lien on property of Cresud even though Cresud has not assumed or become liable for the payment of such debt (and, in connection therewith, the amount of “Debt” under this clause (10) shall be limited to the value of such property).

For the avoidance of doubt, Market Quotation (as modified by Section 10 above) shall apply in respect of the designation of an Early Termination Date arising from an Additional Termination Event or an Event of Default.

14.	Account Details:

Payments to Party A:

BANK OF NEW YORK NEW YORK

A/C CREDIT SUISSE INTERNATIONAL

A/C NO: 890-0360-968

ABA 021 000 018

Deliveries to Party A:
Name	CREDIT SUISSE INTERNATIONAL
DTC	355
ACC	29VPM0
Agent ID	94200
Insti ID	94200
Tax ID	05-0546650
PrBr ID	9401
Address	ONE CABOT SQUARE
LONDON E14 4QJ
UNITED KINGDOM

Payments to Party B:

To be advised separately

Deliveries to Party B:

To be advised separately

SCHEDULE 13D

CUSIP No. 226406106	Page 36 of 41 Pages

15.	Additional Provision.

Failure by Party A to perform its obligations under this Section 15 will result in an Additional Termination Event under the Agreement with this Transaction as the sole Affected Transaction and Party A as the sole Affected Party.

(a)	Pursuant to the Securities Account Control Agreement, dated October 24, 2005, between Party A, Party B and Credit Suisse Securities (USA) LLC (the “Securities Account Control Agreement”), Party B has opened and will maintain a securities account in its own name at Credit Suisse Securities (USA) LLC (the “Controlled Securities Account”).

(b)	Provided no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing, Party A shall transfer (i) as promptly as practicable but in any event no later than five (5) Business Days’ following the Trade Date, the Reference Cresud ADRs in the Reference Portfolio and (ii) five (5) Business Days’ following the Interim Exchange Date the Reference BHSA ADSs, into the Controlled Securities Account, (the “Transferred Securities”).

(c)	Provided no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing, for so long as the Transferred Securities are held in the Controlled Securities Account, Party B as owner of the Transferred Securities, shall have the right to exercise directly any voting rights connected with the Transferred Securities, and to give any consents, ratifications and waivers with respect thereto. To the extent that Party A receives any documents related to the exercise of any such voting rights related to the Transferred Securities, Party A will, within two Business Days of receiving such documents, deliver them to Party B.

(d)	Upon an Event of Default or a Termination Event, Party A may, pursuant to the Securities Account Control Agreement, cause all Transferred Securities (together with any other Account Property held in the Controlled Securities Account) to be returned to Party A from the Controlled Securities Account, transferred to another account at Party A’s direction or liquidated in order to satisfy the obligations of Party B under this Agreement.

(f)	Provided that no Event of Default or Termination Event has occurred, Party A will not be entitled to release any Transferred Securities (or any other Account Property held in the Controlled Securities Account) to its order.

(g)	If Party B provides a written request to Party A to permit withdrawal or transfer from the Controlled Securities Account of any cash distributions with respect to the Account Property (other than such distribution resulting from any sale or liquidation of the Account Property or repayment of capital in respect of any Transferred Securities), Party A will provide to the Securities Intermediary, within three (3) Business Days of receiving such request, its written consent thereto, provided that no Termination Event, Event of Default or Potential Event of Default has occurred and is continuing.

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CUSIP No. 226406106	Page 37 of 41 Pages

16.	Certain Definitions:

For the purposes of this Confirmation the following terms shall have the meanings as set forth below:

Account Property:	has the meaning given to that term in the Securities Account Control Agreement.

Reference Holder:	means a hypothetical beneficial or registered owner of the securities comprising the Reference Portfolio, located in the United Kingdom, from and including the Effective Date to but excluding the Scheduled Termination Date. References in this agreement to any payments or distributions relating to, or conversion of, any part of the Reference Portfolio held by a Reference Holder or to the amounts that “a Reference Holder actually receives” or the “date of receipt by the Reference Holder” or any similar phrase do not require the existence of any Reference Holder but refer to the payment, distribution or conversion that would occur, and the amounts that would be received or paid by a person located in the United Kingdom, if such person were a Reference Holder. All such amounts shall be determined without regard to the exercise of any right of setoff, recoupment or other similar right by or against any particular Reference Holder that would not equally be available to or against any other person located in the United Kingdom.

Securities Intermediary:	has the meaning given to that term in the Securities Account Control Agreement.

SCHEDULE 13D

CUSIP No. 226406106	Page 38 of 41 Pages

17.	Notices:

Notwithstanding Section 12(a) of the Agreement all notices including those to be given under Section 5 or 6 may be given by facsimile transmission or electronic messaging system.

Contact details (as at the Trade Date) for any notice required to be given hereunder are set out below:

Party A:

Address:	Credit Suisse International One Cabot Square London E14 4QJ England

Attention:	(A) Head of Credit Risk Management; (B) Global Head of OTC Operations - Operations Department; (C) General Counsel Europe - Legal and Compliance Department

Swift:	Credit Suisse First Boston International CSFP GB2L

For the purpose of facsimile notices or communications under this Agreement:

Facsimile:	+44 (20) 7888 2686

Attention:	General Counsel Europe - Legal and Compliance Department

Telephone number for oral confirmation of receipt of facsimile in legible form under this Agreement: +44 (20) 7888 4465.

With copies to:

Facsimile: +44 (20) 7888 3715

Attention: Head of Credit Risk Management

Facsimile: +44 (20) 7888 9503

Attention: Global Head of OTC Operations - Operations Department.

Facsimile: +1 (212) 743-5081

Attention: Emerging Market Trading Desk

Designated responsible employee for the purposes of Section 13(a)(iii): Senior Legal Secretary.

Party B: To be advised separately

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CUSIP No. 226406106	Page 39 of 41 Pages

Credit Suisse International is regulated by The Financial Services Authority and has entered into this transaction as principal. The time at which the above transaction was executed will be notified to Party B on request.

SCHEDULE 13D

CUSIP No. 226406106	Page 40 of 41 Pages

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.

Yours faithfully,

CREDIT SUISSE INTERNATIONAL

By:
	Name:	Vittorio Scialoja
	Title:	Authorized Signatory

By:
	Name:	Louis J. Impellizeri
	Title:	Authorized Signatory

Confirmed as of the date first written above:

CRESUD S.A.C.I.F.&A.

By:
Name:
Title:

SCHEDULE 13D

CUSIP No. 226406106	Page 41 of 41 Pages

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Confirmation.

Yours faithfully,

CREDIT SUISSE INTERNATIONAL

By:
Name:
Title:

By:
Name:
Title:

Confirmed as of the date first written above:

INVERSIONES FINANCIERAS DEL SUR S.A.

By:
	Name:	Saul Zang
	Title:	Attorney-in-law

By:
	Name:	Yael Malik
	Title:	Authorized Signature